Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Jaguar Land Rover Automotive Plc, UK announces results of its tender offer to purchase its outstanding series of note

Mumbai, 16 October 2023: Reproduced hereunder is an announcement issued by Jaguar Land Rover Automotive Plc, UK, a wholly owned subsidiary of Tata Motors Limited (‘the Company’) on the captioned subject, contents of which is self-explanatory.

This is for the information of the Exchanges and the members.

NOT FOR PUBLIC RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY AND IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES.

London, 16 October 2023

Jaguar Land Rover Automotive plc announces results of its tender offers for three series of notes

LONDON – Jaguar Land Rover Automotive plc (the “Company”), the parent company of the Jaguar Land Rover group of companies and a subsidiary of Tata Motors Limited, announced today the results of its three separate offers to purchase for cash any and all of the outstanding series of notes listed in the table below (collectively, the “Notes”).

Each offer to purchase a series of Notes is referred to as an “Offer” and collectively, as the “Offers”. The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2023 relating to the Notes (the “Offer to Purchase”) and the accompanying notice of guaranteed delivery (the “Notice of Guaranteed Delivery”, and together with the Offer to Purchase, the “Tender Offer Documents”). The Offers expired at 5:00 p.m. (Eastern time) on October 13, 2023 (the “Expiration Deadline”).

In accordance with the terms of the Offers, the withdrawal deadline was the Expiration Deadline. As a result, tendered Notes may no longer be withdrawn, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by the Company).

The Company was advised by D.F. King & Co., Inc., as the Information and Tender Agent, that as of the Expiration Deadline the aggregate principal amount of each series of Notes specified in the table below were validly tendered and not validly withdrawn (excluding the principal amount of Notes for which holders have complied with certain procedures applicable to guaranteed delivery pursuant to the

Notice of Guaranteed Delivery). The table below provides the aggregate principal amount of each series of Notes that the Company accepted in the Offers on the terms and subject to the conditions set forth in the Tender Offer Documents:

Acceptance Priority Level	CUSIP/ISIN	Description of Security [1]	Principal Amount Outstanding	Principal Amount Tendered [2]	Principal Amount Accepted [2]	Purchase Price[3]
1	Rule 144A ISIN: XS2010037500 Reg S ISIN: XS2010037682	6.875% Senior Notes due 2026 (“2026 Notes”)	€500,000,000	€202,040,000	€202,040,000	€1,017.50
2	Rule 144A CUSIP: 47010BAK0; ISIN: US47010BAK08 Reg S CUSIP: G5002FAU0; ISIN: USG5002FAU06	5.875% Senior Notes due 2028 (“2028 Notes”)	€650,000,000	$95,809,000	$95,809,000	$907.50
3	Rule 144A CUSIP: 47010BAM6; ISIN: US47010BAM63 Reg S CUSIP: G5002FAV8; ISIN: USG5002FAV88	5.500% Senior Notes due 2029 (“2029 Notes”)	€500,000,000	$90,989,000	$90,989,000	$870.00
Total [4]			-	$399,546,120	$399,546,120	-

(1) For the purposes of the Offers, we refer to the 2026 Notes as the “EUR Notes”, and to the 2028 Notes and the 2029 Notes collectively as the “USD Notes”.

(2) The amounts exclude $5,315,000 in aggregate principal amount of Notes (comprising $1,437,000 in principal amount of the 2028 Notes and $3,878,000 in principal amount of the 2029 Notes) for which holders have complied with certain procedures applicable to guaranteed delivery pursuant to the Notice of Guaranteed Delivery. Such amounts remain subject to the guaranteed delivery procedures. Notes tendered pursuant to the guaranteed delivery procedures are required to be tendered at or prior to 5:00 p.m. (Eastern time) on October 17, 2023.

(3) Per €1,000 in aggregate principal amount with respect to the EUR Notes and $1,000 aggregate principal amount with respect to the USD Notes.

(4) Applying the Currency Conversion Rate.

The Company’s obligation to accept Notes tendered in the Offers was subject to the satisfaction of certain conditions described in the Tender Offer Documents, including, among other things, the Maximum Total Principal Amount Condition (as defined in the Offer to Purchase), risk factors, and certain acknowledgments, representations, warranties and agreements made by, or on behalf of, a tendering holder. The customary conditions to the Offers as well as the Maximum Total Principal Amount Condition have been satisfied with respect to all series of Notes.

Payment of the required cash amounts for any Notes accepted will be made on October 18, 2023 (the “Settlement Date”). In addition to the applicable Purchase Price, holders whose Notes are accepted for purchase will receive a cash payment equal to the accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding the Settlement Date. The aggregate Purchase Price for each series of Notes is set forth in the table above. Interest will cease to accrue on the applicable Settlement Date for all Notes accepted in the Offers, including those tendered through the guaranteed delivery procedures.

The Company retained BNP Paribas, J.P. Morgan Securities LLC, J. P Morgan Securities plc and Standard Chartered Bank to act as dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions of the Offers may be directed to the Dealer Managers at their respective addresses and telephone numbers listed below.

Dealer Managers

With respect to USD Notes and EUR Notes	With respect to USD Notes
BNP Paribas 16, Boulevard des Italiens 75009 Paris France Telephone: +33 1 55 77 78 94 Email: liability.management@bnpparibas.com	J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States U.S. Toll-Free: +1 (866) 834-4666; U.S. Telephone: +1 212 834 4818

With respect to EUR Notes	With respect to USD Notes and EUR Notes
J.P. Morgan Securities plc 25 Bank Street Canary Wharf London, E14 5JP United Kingdom Attention: EMEA Liability Management Group Telephone: +44 20 7134 2468 Email: liability_management_EMEA@jpmorgan.com

STANDARD CHARTERED BANK

1 Basinghall Avenue

London EC2V 5DD

United Kingdom

Attention: Liability Management

Telephone: +1 212 667 0351 / +44 20 7885 5739 / +65 655 78286 / +852 398 38658

Email: liability_management@sc.com

D.F. King & Co., Inc., acted as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Tender Offer Documents may be directed to D.F. King & Co., Inc., at the addresses and telephone numbers listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: https://www.dfkingltd.com/JLR.

Information and Tender Agent

D.F. King & Co., Inc.

In New York 48 Wall Street, 22nd Floor New York, NY 10005 United States of America Banks and Brokers call: (212) 269-5550 All others call Toll Free: (866) 342-4882	In London 65 Gresham Street London EC2V 7NQ United Kingdom Telephone: +44 20 7920 9700
Email: jaguar@dfking.com Website: https://www.dfkingltd.com/JLR

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This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to purchase any Notes. The Offers are being made solely pursuant to the Offer to Purchase. The Offers are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This communication and the Tender Offer Documents have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, this communication and the Tender Offer Documents are not being distributed to, and must not be passed on to, persons within the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)), persons who are within Article 43(2) of the Order, persons who are qualified investors of the kind described in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.), persons who otherwise fall within an exemption set forth in the Order such that section 21(1) of the FSMA does not apply or any other persons to whom the Offers may otherwise lawfully be made under the Order and all other applicable securities laws.

In particular, this communication and the Tender Offer Documents are only addressed to and directed at, in any Member State of the European Economic Area, qualified investors in that Member State as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”), or in other circumstances falling within Article 1(4) of the Prospectus Regulation. Any person who is not a relevant person should not act or rely on any document relating to the Offers or any of their contents.

The distribution of the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession the Offer to Purchase comes are required by the Company, the Dealer Managers and the Information and Tender Agent to inform themselves about, and to observe, any such restrictions.

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Cautionary Statement Regarding Forward-Looking Statements

In this communication the Company has made forward-looking statements. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “will,” “may,” “should,” “continue,” “anticipate,” “believe,” “expect,” “plan,” “appear,” “project,” “estimate,” “intend,” or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in the Offer to Purchase under the heading “Risk Factors” and in our periodic reports filed with the SEC. Holders are urged to consider these factors carefully in evaluating the forward- looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included in this press release are made only as of the date of this press release, and the Company undertakes no obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The Company cannot assure you that projected results or events will be achieved.

ENDS

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.